FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

Mexico City 06599, Mexico, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... √ ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No... √ ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

CALLING

EXTRAORDINARY SHAREHOLDERS' MEETING

By resolution of the Board of Directors, holders of Teléfonos de México, S.A.B. de C.V. shares, are called to the Extraordinary Shareholders Meeting that will be held on Monday December 19, 2011 at 1:30 PM at floor 22 of Carso Tower, inside of Plaza Carso, located in Lago Zurich No.245, Col. Ampliación Granada, Delegación Miguel Hidalgo, México, D.F., to discuss the following issues:

AGENDA

I. Submission, discussion and, as applicable, approval for the delisting or deregistration of series “A” and “L” shares of the Company in the stock exchanges or entities abroad where they are listed or registered, including without limitation, the stock exchanges in the United States of America and the “Mercado de Valores Latinoamericanos” of Madrid, Spain (“LATIBEX”). Resolutions related thereto.

II. Presentation of the fiscal compliance report. Resolutions in this matter.

III. Designation of delegates to carry out the compliance of the resolutions taken by the Shareholders’ Meeting and, as applicable, to formalize them as it proceeds. Resolutions related thereto.

In order to have the right to assist and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than Friday December 16, 2011 by depositing their shares in the offices indicated below or by delivering the documents that prove its deposit in a Mexican or foreign banking institution or with a Mexican broker to the Company. If shares are deposited in the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the additional legal listings reasonable accepted.

The information and related documents of each issue of the Agenda will be available and free of charge to shareholders, fifteen days before the Extraordinary Shareholders’ Meeting date. A representative may assist on behalf of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives may prove they are duly authorized to vote on behalf of the shareholders, through a proxy form prepared by the Company, which will be available to brokers that prove they are representing shareholders of the Company within the term indicated above.

The admission cards, information documents and the proxy form mentioned above, will be available to shareholders or their representatives or brokers in the Company's headquarters located at Av. Parque Via # 198 2 nd floor-202, Col. Cuauhtémoc, Delegación Cuauhtémoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in business days and office hours.

Mexico City, December 2, 2011

_________________________

Sergio Medina Noriega

Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Calling Extraordinary Shareholder’s Meeting